Exhibit 99
NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	March 31
	2007	2006
	(Thousands of Dollars)
INCOME
Operating Revenues	$2,026,318	$2,289,160

Operating Expenses
Purchased Gas	984,087	1,266,734
Operation and Maintenance	413,935	426,206
Property, Franchise and Other Taxes	69,986	69,425
Depreciation, Depletion and Amortization	177,177	179,751
Impairment of Oil and Gas Producing Properties	104,739	—

	1,749,924	1,942,116

Operating Income	276,394	347,044

Other Income (Expense):
Income from Unconsolidated Subsidiaries	3,772	4,107
Impairment of Investment in Partnership	—	(4,158)
Interest Income	10,424	7,304
Other Income	5,077	8,355
Interest Expense on Long-Term Debt	(70,193)	(72,917)
Other Interest Expense	(6,077)	(7,955)

Income from Continuing Operations Before Income Taxes	219,397	281,780

Income Tax Expense	84,352	101,063

Income from Continuing Operations	135,045	180,717

Discontinued Operations
Income (Expense) from Operations, Net of Tax	—	(2,111)
Gain on Disposal, Net of Tax	—	25,774

	—	23,663

Net Income Available for Common Stock	$135,045	$204,380

Earnings Per Common Share:
Basic
Income from Continuing Operations	$1.62	$2.15
Income (Loss) from Discontinued Operations	—	0.28

Net Income Available for Common Stock	$1.62	$2.43

Diluted
Income from Continuing Operations	$1.58	$2.11
Income (Loss) from Discontinued Operations	—	0.27

Net Income Available for Common Stock	$1.58	$2.38

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	83,232,743	84,116,896

Used in Diluted Calculation	85,352,796	85,810,270